The following investor presentation materials have been, and may be further, used by PrivateBancorp, Inc. in connection with the stockholder solicitation.

Filed by PrivateBancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Private Bancorp, Inc.
Commission File No.: 001-34066
Date: April 25, 2017

REVISED MERGER TERMS PROVIDE ENHANCED VALUE FOR STOCKHOLDERS

April 2017

CIBC / PrivateBancorp, Inc.
 Disclaimer    4/25/2017  2    Important Additional Information and Where to Find ItIn connection with the proposed transaction, CIBC has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp will be submitted to PrivateBancorp's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF PRIVATEBANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CIBC, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, 416 304-8726; or to PrivateBancorp, Investor Relations, 120 S. LaSalle St., Chicago, IL 60603, 312 564-2000.Participants in the SolicitationCIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2016, which was filed with the SEC on December 1, 2016, and its management proxy circular and notice of annual and special meeting of stockholders for its 2017 annual and special meeting of stockholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 9, 2017. Information regarding PrivateBancorp's directors and executive officers is available in PrivateBancorp's proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.Forward Looking StatementsCertain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies of PrivateBancorp and CIBC and the regulatory environment in which they operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".  By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the SEC, and are subject to inherent risks and uncertainties that may be general or specific.  A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements.  These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by PrivateBancorp and CIBC with the SEC.  Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our stockholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.

Review of Revised Merger Terms

PrivateBancorp, Inc.

- On March 30, CIBC and PrivateBancorp jointly announced revised merger terms resulting in 20% increase in value to PrivateBancorp stockholders:
  - 0.4176x shares of CIBC stock for each share of PVTB plus
  - $24.20 in cash per share
  - Total value of $59.15 per share or $4.9bn in aggregate[3]

	Original Terms (June 28, 2016)			Revised Terms vs. Original Terms	
Per Share	Announced[1] (June 28, 2016)	Current[2] (April 24, 2017)	Revised Terms[3] (April 24, 2017)	Announced	Current
Stock Consideration	$ 28.20	$ 30.61	$ 34.95	23.9 %	14.2 %
Cash Consideration	18.80	18.80	24.20	28.7	28.7
Total Consideration	$ 47.00	$ 49.41	$ 59.15	25.8 %	19.7 %

  - PrivateBancorp's Board of Directors has unanimously approved the revised merger terms and recommends a FOR vote
  - Shareholder vote scheduled for May 12th, with expected transaction close by the end of June, contingent upon regulatory approvals

1 *Based on CIBC NYSE listed share price of $ 77.11 and fixed exchange ratio of 0.3657x as of June 28, 2016.*
2 *Based on CIBC NYSE listed share price of $ 83.69 and fixed exchange ratio of 0.3657x as of April 24, 2017.*
3 *Based on CIBC NYSE listed share price of $ 83.69 and fixed exchange ratio of 0.4176x as of April 24, 2017.*

4/25/2017 Revised Merger Terms 3

PVTB's Board Believes that the Proposed Merger with CIBC is in the Best Interests of PVTB Stockholders

PrivateBancorp, Inc.

1 Significant Premium to Peer Trading Levels

- Offer of 18.8x NTM consensus EPS and 2.5x TBV per share represents a significant premium to peer and KRX trading levels:

	Price / NTM EPS		Price / TBV	
Offer Premium to:	**Peers[1]**	**KRX[1]**	**Peers[1]**	**KRX[1]**
Current Multiples	10 – 14%	9 – 14%	0 – 12%	1 – 21%
5-Year Median Multiples	26 – 31%	24 – 31%	25 – 44%	26 – 48%

- If PVTB's stock performance since June 28 (date before original merger announcement) performed in line with peers[1], or the KRX[1], the implied PVTB price would be $50.92 – $53.50 per share, so the amended merger represents a premium of 11-16%

2 Delivers Certainty of Value and Upside Potential to Stockholders

- The merger would accelerate the accomplishment of a variety of key elements of PVTB's strategy, promoting both continuity and growth by providing an ongoing source of diversified, stable funding
- Cash component of the transaction offers immediate certainty of value
- The stock component of the transaction offers the opportunity to participate in the future growth and opportunities of the combined company
  - Attractive relative valuation with leading financial performance and accelerating growth opportunities
  - PVTB shareholders also benefit from significantly higher current dividend yield of CIBC common shares

3 Objective and Thorough Process

- Board unanimously approved amended merger terms after careful deliberation and discussion with shareholders over the prior several months
  - Board received financial and legal advice from Goldman Sachs and Wachtell, Lipton, Rosen & Katz, respectively
  - Board also received fairness opinions from Goldman Sachs and Sandler O'Neill
- Board postponed originally scheduled meeting to allow stockholders additional time to consider the benefits of the proposed transaction, in view of significant market volatility following the presidential election, leading to revised terms
- Subsequent discussions resulted in 20% increase in value of merger consideration relative to June 2016 terms
- No alternative offers arose in the time between June and CIBC's revised offer

Source: Bloomberg, Capital IQ, and IBES; Note: Financial data as of most recent quarter; Market data as of April 24, 2017

[1] Peers include: ASB, BPFH, CBSH, CFR, FHN, FMBI, FRME, FULT, HBHC, IBKC, MBFI, PACW, PB, PRK, SBNY, STL, TCBI, UMBF, WAL, WBS, WSBC and WTFC. KRX is the KBW Regional Bank Index. Multiple ranges based on 60th and 40th percentiles, respectively.

4/25/2017 Revised Merger Terms 4

 Compelling Terms Compared toPeer Forward P / E  4/25/2017  5  Source: Bloomberg, Capital IQ, and IBES Note: Market data as of April 24, 2017. 1 Peers include ASB, BPFH, CBSH, CFR, FHN, FMBI, FRME, FULT, HBHC, IBKC, MBFI, PACW, PB, PRK, SBNY, STL, TCBI, UMBF, WAL, WBS, WSBC and WTFC. KRX is the KBW Regional Bank Index. 2 Implied price based on PVTB IBES NTM time-weighted EPS estimate of $3.14.  Price / NTM EPS Multiple Over Time  1  Implied Price of PVTB²  Price / NTM EPS Multiple          40th   14.4 x   16.5 x   14.4 x   16.5 x  60th   15.0    17.2    15.2    17.3   Revised Terms Premium to:          40th   31.2%   13.8%   30.8%   13.9%  60th   25.9    9.7    24.2    8.6   Peers¹  KRX¹

 Compelling Terms Compared toPeer Price / TBV Per Share  4/25/2017  6  Source: Bloomberg, Capital IQ, and IBES Note: Market data as of April 24, 2017. Current financial data as of 1Q’17. For companies that have not yet reported 1Q’17, SNL estimates used for TBV per share.1 Peers include ASB, BPFH, CBSH, CFR, FHN, FMBI, FRME, FULT, HBHC, IBKC, MBFI, PACW, PB, PRK, SBNY, STL, TCBI, UMBF, WAL, WBS, WSBC and WTFC. KRX is the KBW Regional Bank Index. 2 Implied price based on PVTB tangible book value per share of $23.75 as of 1Q’17.  Price / TBV Per Share Multiple Over Time  1  Implied Price of PVTB²  Peers¹  KRX¹  Price / TBV Multiple          40th   1.7 x   2.2 x   1.7 x   2.1 x  60th   2.0    2.5    2.0    2.5   Revised Terms Premium / (Discount) to:          40th   44.2%   12.3%   48.0%   20.5%  60th   25.4    0.4    26.0    0.7

 Compelling Offer Relative to Peer &KRX-Based Price Performance  4/25/2017  7  Source: Bloomberg market data as of April 24, 20171 Peers include: ASB, BPFH, CBSH, CFR, FHN, FMBI, FRME, FULT, HBHC, IBKC, MBFI, PACW, PB, PRK, SBNY, STL, TCBI, UMBF, WAL, WBS, WSBC and WTFC. KRX is the KBW Regional Bank Index.2 Implied price indexed from undisturbed stock price on June 28, 2016.  1  If PVTB’s stock performance since June 28 had been in line with peers or the KRX, the amended terms represent a premium of 11-16%

② Merger Provides Additional Sources of Diversified, Stable Funding to Support Ongoing Growth Opportunities, Delivering Value to PVTB Stockholders Through Stock Consideration

PrivateBancorp, Inc.

Current Funding Base

① **Commercial Focused Deposit Base**


77 %
23 %
54 %
46 %
PVTB
Peers[1]
Retail
Commercial

② **Use of Multiple Funding Sources**


19 %
10 %
70 %
84 %
10 %
6 %
PVTB
Peers[1]
Non-Brokered Deposits[2]
Brokered Deposits
Wholesale Funding[3]

③ **Concentration of Deposits**


Top 10 Depositors
15%
Deposit Relationships ≥ $75mm
37 %
Top 11-31 Depositors
12%

④ **Cost of Funds**


0.58 %
0.58 %
0.53 %
0.46 %
0.51 %
0.52 %
0.40 %
0.36 %
0.36 %
0.36 %
2012Y
2013Y
2014Y
2015Y
2016Y
PVTB
Peers[1]

CIBC can help address standalone funding constraints

- CIBC has a strong, high-quality, liquid, client-driven balance sheet
  - Access to large retail deposit base and diversified wholesale funding across instruments (e.g., secured / unsecured), investors, geographies and maturities
  - Fully compliant with Basel III capital and liquidity requirements
  - Robust external credit rating (A+ / Aa3)
- Incremental funding from CIBC's existing U.S. business
  - Sweep deposits from Atlantic Trust
  - Deposits from corporate and commercial clients active in the U.S.
- Enhanced product capabilities
  - Ability to leverage CIBC cash management capabilities
  - More robust capital markets & wealth management products to deepen existing client relationships

Source: Company filings and SNL Financial as of December 31, 2016

[1] *Peers include ASB, BPFH, CBSH, CFR, FHN, FMBI, FRME, FULT, HBHC, IBKC, MBFI, PACW, PB, PRK, SBNY, STL, TCBI, UMBF, WAL, WBS, WSBC and WTFC.*

[2] *PVTB non-brokered deposits from relationships >$75mm constitute 12% of total funding.*

[3] *Wholesale includes FHLB borrowings, Fed Funds purchased, repurchase agreements and other borrowings.*

4/25/2017 Revised Merger Terms 8

 Opportunity to Participate in Future Growth via Attractively Valued CIBC Stock  4/25/2017  9  Source: Bloomberg, IBES, and SNL FinancialNote: Financial data as of most recent quarter reported; Market data as of April 24, 20171 As of March 29, 2017 (one day prior to revised merger agreement announcement).² Canadian peers include Bank of Montreal, Bank of Nova Scotia, Royal Bank of Canada, and Toronto Dominion Bank. 3 PVTB peers include: ASB, BPFH, CBSH, CFR, FHN, FMBI, FRME, FULT, HBHC, IBKC, MBFI, PACW, PB, PRK, SBNY, STL, TCBI, UMBF, WAL, WBS, WSBC and WTFC.  2  Undisturbed Price / NTM EPS¹  Current Dividend Yield  2017E ROATCE

② CIBC Stock Offers Considerable Income and Upside to PrivateBancorp Shareholders

PrivateBancorp, Inc.

Peer-leading Financial Performance	• Industry-leading ROE over the past 5 years (CIBC's reported and adjusted[1] ROE has averaged 20% and 21%[1], respectively, relative to peer averages of 16% and 16%[1]) • Reported and adjusted[1] EPS growth has averaged 10% and 6%[1], respectively, over the same period • Over the past two years, reported and adjusted[1] EPS growth has averaged 17% and 7%[1], respectively, and consistently exceeded analyst expectations

Multiple Organic Growth Levers	• Clear organic growth and expense management opportunities to drive medium-term results
	  • Above industry volume growth in Retail and Business Banking as result of move to client-centric focus and significant investments in sales force
	  • Transformed Capital Markets trading capabilities driven by technology investments and FinTech partnerships
	  • Continued success driving customer engagement with significant improvements in customer satisfaction vs. peers (JD Power customer satisfaction improved 32pts vs. peer average of 9pts, 2012-2016)
	  • Driven by consistently positive operating leverage, CIBC has improved its reported and adjusted[1] efficiency ratios from 64% and 60%[1], respectively, in F2015 to 54% and 56%[1] in the first quarter of F2017, putting the bank on track to achieve its adjusted[1] efficiency ratio target of 55%[1] by the end of FY 2019

PVTB Acquisition Upside	• Acquisition of PrivateBancorp accelerates growth prospects by increasing exposure to faster growing U.S. market and providing avenue for capital deployment • Pro forma CIBC's revenue contribution from Canada will be ~80% vs. 85% in FY 2016 and 59% for Peers[2] • Platform to achieve long-term CIBC target of 25+% of total earnings from U.S.
Significant Potential Upside in Stock	• Achieving peer median P/E multiple implies 18% upside in CIBC stock, with multiple potential catalysts including organic growth opportunities and benefits of PrivateBancorp acquisition

Source: Bloomberg, company filings and J.D. Power; Note: Market data as of April 24, 2016.

[1] Adjusted EPS, adjusted ROE and adjusted efficiency ratio are considered Non-GAAP measures which exclude items of note as referenced in CIBC's financial disclosures. Please refer to CIBC's 2016 Annual Report for a reconciliation of these non-GAAP measures to the related GAAP measures.

[2] Peer average includes Bank of Montreal, Bank of Nova Scotia, Royal Bank of Canada, and Toronto Dominion Bank.

4/25/2017 Revised Merger Terms 10

② Shareholder and Analyst Feedback

PrivateBancorp, Inc.

"CIBC's revised offer will likely satisfy investor objections to prior valuation terms with PVTB trading at a 15% premium to peers on 2018 P/E and a ~20% premium on P/TBV. We think shareholder approval (shareholder vote scheduled for May 12, record date was March 31) is the most likely outcome with deal closing in Q217."

— (Baird, 20-April-2017)

"We believe PVTB is receiving a fair price for its franchise."

— (D.A. Davidson, 30-March-2017)

"Read through from the U.S. side: We believe this is positive for sellers in the US, as now two banks have been able to negotiate higher take-out premiums in a post-Trump world, PVTB and Astoria Financial…We believe these new terms should win enough PVTB shareholder support."

— (BMO, 30-March-2017)

"I like the new offer. Without a competing bid, it seems like full-and-fair value," said David Neuhauser, managing director of U.S. hedge fund Livermore Partners

— (Livermore Partners, 30-March-2017)

"The revised bid is in line with what we (and what we believe the Street) were expecting. Although it is not yet a done deal, as the agreement must be passed by PVTB's shareholders, we think that it has a good chance of passing."

— (Cormark Securities Inc., 30-March-2017)

"Given that the updated pricing is generally in line with (to slightly better than) our expectation, we expect shareholders to approve the transaction in the vote scheduled to take place mid-May."

— (Wells Fargo, 30-March-2017)

Note: Permission to use quotations neither sought nor obtained.

4/25/2017 Revised Merger Terms 11

③ Background of the Merger

PrivateBancorp, Inc.

- **Strategic reviews and regular discussions by PVTB's Board have included evaluation of:**
  - Strength of PVTB's organic growth prospects
  - Extent of technology, infrastructure and talent resource investment necessary to support organic growth
  - Balance sheet risk profile resulting from loan and deposit concentrations
  - Core deposit gathering capabilities and impact of a limited retail branch network
  - Potential opportunities to expand fee-based businesses and potential geographic expansion
  - Implications of interest rate environment on asset-sensitive business model
  - Increasing regulatory burdens and growing cost of compliance as PVTB's asset size approaches regulatory thresholds
- **The Board considered various strategic alternatives to complement organic deposit gathering strategies as part of its focus on diversifying PVTB's funding base, including:**
  - Acquisitions or business combinations involving other financial institutions
  - Increasing the number of traditional bank branches
  - Investing in the development of a more robust online banking platform
- **The proposed combination with CIBC was considered in the context of:**
  - Potential benefits of PVTB becoming part of a significantly larger banking organization with a strong credit rating
  - Potential risks and opportunities presented by the above mentioned alternatives
  - Expectation that there were likely to be limited or no alternative potential purchasers; in fact, no other potentially interested party had surfaced since the time of the original agreement
  - Belief that cultural fit is complementary and would allow stakeholders, including shareholders, employees, clients and communities, to benefit from the ongoing success of the two organizations combined
  - Financial consideration represents a premium to peer trading levels and is supported by independent fairness opinions of Goldman Sachs and Sandler O'Neill

PVTB's Board Believes that the Proposed Merger with CIBC is in the Best Interests of PVTB Stockholders

4/25/2017 Revised Merger Terms 12

PVTB has Scheduled a Special Meetingon May 12, 2017  4/25/2017  13    Stockholders of record at the close of business on March 31, 2017 are entitled to vote at the special meetingStockholders will vote on the following mattersA proposal to adopt the amended agreement and plan of mergerA proposal to approve, by advisory (non-binding) vote, certain compensation that may be paid or become payable to PVTB's named executive officers in connection with the mergerA proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the amended merger agreementApproval of the amended merger agreement proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of PVTB common stock entitled to vote thereonApproval of the merger-related compensation proposal requires the affirmative vote of the holders of a majority of shares of PVTB common stock present, in person, or represented by proxy and entitled to vote thereonApproval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of PVTB common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present  PVTB’s Board of Directors unanimously adopted and approved the amended merger agreement and unanimously recommends that its shareholders vote “FOR” all proposals at the special meeting on May 12, 2017